Exhibit 99.2

DESCARTES REPORTS FISCAL 2015 SECOND QUARTER FINANCIAL RESULTS
Record Operating Performance and Cash Generation

WATERLOO, Ontario — September 4, 2014 — The Descartes Systems Group Inc. announced its unaudited financial results for its fiscal 2015 second quarter (Q2FY15) ended July 31, 2014. All financial results referenced are in United States (US) currency and, unless otherwise indicated, are determined in accordance with US Generally Accepted Accounting Principles (GAAP).

“We’re pleased to have delivered another record quarter, with continued strong growth in revenues, cash generation and Adjusted EBITDA,” said Edward Ryan, Descartes’ CEO. “Our focus on growing our global logistics network through disciplined operations and complementary acquisitions continues to deliver consistent, predictable financial results. We generated record quarterly Adjusted EBITDA of $12.7 million and $16.0 million in cash flow from operations while completing the Customs Info acquisition and increasing our customer community. We remain optimistic about fiscal 2015 as we continue to see strong demand for our SaaS-based solutions, which drive the largest collaborative logistics community in the world.”

Q2FY15 Financial Results
As described in more detail below, key financial highlights for Descartes in Q2FY15 included:
•	Revenues of $42.7 million, up 12% from $38.2 million in the second quarter of fiscal 2014 (Q2FY14) and up 5% from $40.8 million in the previous quarter (Q1FY15);
•	Services revenues of $40.2 million, up 13% from $35.5 million in Q2FY14 and up 6% from $38.0 million in Q1FY15. Services revenues comprised 94% of total revenues for the quarter;
•	Cash provided by operating activities of $16.0 million, up 43% from $11.2 million in Q2FY14 and up 90% from $8.4 million in Q1FY15;
•	Days-sales-outstanding (DSO) for Q2FY15 were 45 days, down from 49 days in Q2FY14 and down from 51 days in Q1FY15;
•
Net income of $3.6 million, up 112% from $1.7 million in Q2FY14 and down from $3.7 million in Q1FY15. Net income was impacted by $1.1 million in restructuring charges in Q2FY14 related to Descartes’ ongoing integration of its acquisition of KSD Software Norway AS (“KSD”) on May 2, 2013;

•	Earnings per diluted share of $0.05, up 67% from $0.03 in Q2FY14 and down from $0.06 in Q1FY15;
•
Adjusted EBITDA of $12.7 million, up 18% from $10.8 million in Q2FY14 and up 5% from $12.1 million in Q1FY15. Adjusted EBITDA as a percentage of revenues was 30%, up from 28% in Q2FY14 and consistent with 30% in Q1FY15; and

•	Adjusted EBITDA per diluted share of $0.19, up 12% from $0.17 in Q2FY14 and consistent with $0.19 in Q1FY15.

Adjusted EBITDA and Adjusted EBITDA per diluted share are non-GAAP financial measures provided as a complement to financial results presented in accordance with GAAP. We define

Adjusted EBITDA as earnings before interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we included executive departure charges, restructuring charges and acquisition-related expenses). These items are considered by management to be outside Descartes’ ongoing operational results. We define Adjusted EBITDA per diluted share as Adjusted EBITDA divided by the number of diluted shares used to calculate the GAAP measure of earnings per share. A reconciliation of Adjusted EBITDA and Adjusted EBITDA per diluted share to net income and earnings per share determined in accordance with GAAP, respectively, is provided later in this release.

The following table summarizes Descartes’ results in the categories specified below over the past 5 fiscal quarters (unaudited; dollar amounts, other than per share amounts, in millions):

	Q2 FY15	Q1 FY15	Q4 FY14	Q3 FY14	Q2 FY14
Revenues	42.7	40.8	40.3	38.8	38.2
Services revenues	40.2	38.0	36.6	35.6	35.5
Gross Margin	68%	68%	68%	67%	66%
Cash provided by operating activities	16.0	8.4	12.6	9.2	11.2
Net income*	3.6	3.7	2.9	2.2	1.7
Earnings per diluted share*	0.05	0.06	0.04	0.03	0.03
Adjusted EBITDA	12.7	12.1	11.9	11.4	10.8
Adjusted EBITDA as a % of revenues	30%	30%	30%	29%	28%
Adjusted EBITDA per diluted share	0.19	0.19	0.18	0.18	0.17

DSOs (days)	45	51	46	47	49
* Net income and earnings per diluted share were negatively impacted by $0.4 million and $3.3 million of executive departure charges in Q2FY15 and Q4FY14, respectively, as well as $0.6 million and $1.1 million in restructuring charges in Q3FY14 and Q2FY14, respectively. Net income and earnings per diluted share were positively impacted by the release of a valuation allowance for deferred tax assets of $2.8 million in Q4FY14.

Based on the location of Descartes’ customers, the geographic distribution of revenues was as follows:
•	$17.4 million of revenues (41%) were generated in the US;
•	$10.8 million (25%) in Europe, Middle East and Africa (“EMEA”), excluding Belgium and Netherlands;
•	$3.9 million (9%) in Canada;
•	$3.8 million (9%) in Netherlands;
•	$3.6 million (8%) in Belgium;
•	$2.9 million (7%) in the Asia Pacific region; and
•	$0.3 million (1%) in the Americas, excluding the US and Canada.

Year-to-Date Financial Results

As described in more detail below, key financial highlights for Descartes’ six-month period ended July 31, 2014 (1HFY15) included:
•	Revenues of $83.5 million, up 16% from $72.2 million in the same period a year ago (1HFY14);
•	Services revenues of $78.2 million, up 19% from $65.6 million in 1HFY14. Services revenues comprised 94% of total revenues for 1HFY15;
•	Gross margin of 68%, up from 67% in 1HFY14;
•	Cash provided by operating activities of $24.4 million, up 17% from $20.8 million in 1HFY14;
•
Net income of $7.3 million, up 62% from $4.5 million in 1HFY14.Net income was impacted by $1.1 million in restructuring charges in 1HFY14 related to Descartes’ ongoing integration of its acquisition of KSD;

•	Earnings per diluted share of $0.11, up 57% from $0.07 in 1HFY14;

•	Adjusted EBITDA of $24.8 million, up 17% from $21.2 million in 1HFY14. Adjusted EBITDA as a percentage of revenues was 30% in 1HFY15, up from 29% in 1HFY14; and
•	Adjusted EBITDA per diluted share for 1HFY15 was $0.37, up 12% from $0.33 in 1HFY14.

The following table summarizes Descartes’ results in the categories specified below over 1HFY15 and 1HFY14 (unaudited, dollar amounts in millions):

	1HFY15	1HFY14
Revenues	83.5	72.2
Services revenues	78.2	65.6
Gross margin	68%	67%
Cash provided by operating activities	24.4	20.8
Net income*	7.3	4.5
Earnings per diluted share*	0.11	0.07
Adjusted EBITDA	24.8	21.2
Adjusted EBITDA as a % of revenues	30%	29%
Adjusted EBITDA per diluted share	0.37	0.33

* Net income and earnings per diluted share were negatively impacted by $1.1 million in restructuring charges in 1HFY14 relating to the integration of KSD.

Revolving Debt Facility
On May 28 2014, Descartes amended its revolving debt facility, increasing the borrowing limit from $50 million to $77 million. As of July 31, 2014, all amounts previously borrowed under the debt facility have been repaid and no amounts remain owing.

Acquisition of Customs Info
On June 2, 2014, Descartes announced its acquisition of Customs Info LLC (“Customs Info”), a leading US-based provider of trade data content to power global trade management systems and streamline global trade automation. Customs Info provides comprehensive trade data and related research tools to multi-national shippers to help them reduce operating costs, improve customs compliance, and accelerate supply chain speed. The total purchase price for the acquisition was $39.5 million, net of cash acquired, which was funded by $34.1 million in cash and approximately 0.4 million in Descartes common shares valued at $5.4 million. Customs Info contributed $1.6 million of revenues in Q2FY15 and 1HFY15.

Public Offering
On July 2, 2014, Descartes completed a public offering of common shares in the United States and Canada at a price of $13.50 per common share pursuant to a short-form base shelf prospectus and related prospectus supplement filed in connection with the offering. The total offering of 10,925,000 common shares included the exercise in full by the underwriters of a 15% over-allotment option, for aggregate gross proceeds to Descartes of $147.5 million. Once expenses associated with the offering were deducted, including underwriting fees, total net cash proceeds to Descartes were approximately $140.7 million.

Cash Position
As at July 31, 2014, Descartes had $141.4 million in cash, comprised entirely of cash and cash equivalents. Cash and cash equivalents have increased $79.0 million in Q2FY15 and $78.7 million in 1HFY15 primarily due to net proceeds received from the public offering of common shares and strong cash flow from operations. This was partially offset by the repayment of the revolving debt facility and the acquisitions of Computer Management USA, Inc. and Computer Management NA, Inc. (collectively, “Computer Management”) and Customs Info.

The table set forth below provides a summary of cash flows for Q2FY15 and 1HFY15 in millions of dollars:

	Q2FY15	1HFY15
Cash provided by operating activities	16.0	24.4
Additions to capital assets	(0.7)	(1.3)
Acquisition of subsidiaries, net of cash acquired	(34.1)	(40.8)
Proceeds from borrowing on debt facility	20.0	20.0
Payment of debt issuance costs	(0.4)	(0.4)
Repayment of debt	(61.1)	(63.3)
Issuance of common shares, net of issuance costs	140.9	141.0
Settlement of stock options	(0.4)	(0.4)
Effect of foreign exchange rate on cash and cash equivalents	(1.2)	(0.5)
Net change in cash and cash equivalents	79.0	78.7
Cash and cash equivalents, beginning of period	62.4	62.7
Cash and cash equivalents, end of period	141.4	141.4

Q2FY15 Business Events / Announcements
In line with Descartes’ strategy to build leading product offerings and expand its global network of customers and trading partners, Descartes made the following announcements and/or participated in the following events since May 29, 2014:
•	North America 3PL, LLC is using Descartes’ OneView™ Warehouse Management System to automate and improve the efficiency of its operations;
•	Hosted an Omni-channel Retail and Home Delivery Summit in Japan in collaboration with United by Design partner, ITOCHU Techno-Solutions Corporation (CTC); and
•	Aetna Forwarding is streamlining shipment management and US customs entry submission with Descartes' OneView™ solution.

Conference Call
Members of Descartes' executive management team will host a conference call to discuss the company's financial results at 8:00 a.m. ET on Thursday, September 4, 2014. Designated numbers are +1-866-229-4144 for North America and +1-416-216-4169 for International, using Passcode 8010580#.

The company will simultaneously conduct an audio webcast on the Descartes web site at www.descartes.com/descartes/investor-relations. Phone conference dial-in or webcast log-in is required approximately 10 minutes beforehand.

Replays of the conference call will be available following the call from 11:00 a.m. ET, and until September 10, 2014, by dialing +1-888-843-7419 or +1-630-652-3042 followed by Passcode 8010580#. An archived replay of the webcast will be available at www.descartes.com/descartes/investor-relations.

About Descartes
Descartes (TSX:DSG) (Nasdaq:DSGX) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, performance and security of logistics-intensive businesses. Descartes has over 173,000 parties using its cloud-based services. Customers use our modular, software-as-a-service solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; file customs and security documents for imports and exports; research and perform trade tariff and duty calculations and complete numerous other logistics processes by participating in the world's largest, collaborative multi-modal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com.

# # #

Descartes Investor Contact:
Laurie McCauley +1-519-746-6114 x202358
investor@descartes.com

Safe Harbor Statement
This release contains forward-looking information within the meaning of applicable securities laws (“forward-looking statements”) that relates to Descartes future, opportunities and business; and other matters. Such forward-looking statements involve known and unknown risks, uncertainties and other factors and assumptions that may cause the actual results, performance or achievements of Descartes, or developments in Descartes’ business or industry, to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, Descartes’ ability to successfully execute on acquisitions and to integrate acquired businesses and assets, and to predict expenses associated with and revenues from acquisitions; the ability to attract and retain key personnel and the ability to manage the departure of key personnel and the transition of our executive management team; changes in trade or transportation regulations that currently require customers to use services such as those offered by Descartes; the impact on Descartes’ business of the global economic downturn; departures of key customers; the impact of foreign currency exchange rates; Descartes’ ability to retain or obtain sufficient capital in addition to its debt facility to execute on its business strategy, including its acquisition strategy; disruptions in the movement of freight; the potential for future goodwill or intangible impairment as a result of other-than-temporary decreases in Descartes’ market capitalization; and other factors and assumptions discussed in the section entitled, “Certain Factors That May Affect Future Results” in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada, including Descartes’ Annual Report on Form 40-F for FY14. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

Reconciliation of Non-GAAP Financial Measures - Adjusted EBITDA and Adjusted EBITDA per Diluted Share
We prepare and release quarterly unaudited and annual audited financial statements prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial information, used to evaluate our performance, in this and other earnings releases and investor conference calls as a complement to results provided in accordance with GAAP. We believe that current shareholders and potential investors in our company use non-GAAP financial measures, such as Adjusted EBITDA and Adjusted EBITDA per diluted share, in making investment decisions about our company and measuring our operational results.

The term “Adjusted EBITDA” refers to a financial measure that we define as earnings before interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we included executive departure charges, restructuring charges and acquisition-related expenses). Adjusted EBITDA per diluted share divides Adjusted EBITDA by the number of diluted shares used in calculating the GAAP diluted earnings per share, or diluted EPS, measure.

Management considers acquisition-related and restructuring activities to be outside the scope of Descartes’ ongoing operations and the related expenses are not used by management to measure operations. Accordingly, these expenses are excluded from Adjusted EBITDA, which we reference to both measure our operations and as a basis of comparison of our operations from period-to-period. Management believes that investors and financial analysts measure our business on the same basis, and we are providing the Adjusted EBITDA financial metric to assist in this evaluation and to provide a higher level of transparency into how we measure our own business. However, Adjusted EBITDA is a non-GAAP financial measure and may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA should not be construed as a substitute for net income determined in accordance with GAAP or other non-GAAP measures that may be used by other companies, such as EBITDA. The use of Adjusted EBITDA does have limitations. In particular, we have completed five acquisitions since the beginning of fiscal 2014, and may complete additional acquisitions in the future that will result in acquisition-related expenses and restructuring charges. As these acquisition-

related expenses and restructuring charges may continue as we pursue our consolidation strategy, some investors may consider these charges and expenses as a recurring part of operations rather than non-recurring charges and expenses that are not part of operations.

The table below reconciles Adjusted EBITDA and Adjusted EBITDA per diluted share to net income and diluted earnings per share, respectively, reported in our unaudited Consolidated Statements of Operations for Q2FY15, Q1FY15, Q4FY14, Q3FY14 and Q2FY14 which we believe are the most directly comparable GAAP measures.

(US dollars in millions)	Q2FY15	Q1FY15	Q4FY14	Q3FY14	Q2FY14
Net income, as reported on Consolidated Statements of Operations	3.6	3.7	2.9	2.2	1.7
Adjustments to reconcile to Adjusted EBITDA:
Interest expense	0.4	0.4	0.3	0.3	0.3
Investment income	(0.1)	-	-	-	-
Income tax expense (recovery)	1.7	1.9	(1.5)	2.1	1.5
Depreciation expense	0.7	0.7	0.9	0.9	0.8
Amortization of intangible assets	5.3	4.6	4.8	4.6	4.6
Stock-based compensation and related taxes	0.4	0.2	0.4	0.5	0.6
Acquisition-related expenses	0.3	0.5	0.7	0.2	0.2
Restructuring charges	-	0.1	0.1	0.6	1.1
Executive departure charges	0.4	-	3.3	-	-
Adjusted EBITDA	12.7	12.1	11.9	11.4	10.8

Weighted average diluted shares outstanding (thousands)	68,567	64,817	64,658	64,301	64,183
Diluted earnings per share	0.05	0.06	0.04	0.03	0.03
Adjusted EBITDA per diluted share	0.19	0.19	0.18	0.18	0.17

The table below reconciles Adjusted EBITDA and Adjusted EBITDA per diluted share to net income and diluted earnings per share, respectively, reported in our unaudited Consolidated Statements of Operations for 1HFY15 and 1HFY14, which we believe are the most directly comparable GAAP measures.

(US dollars in millions)	1HFY15	1HFY14

Net income, as reported on Consolidated Statements of Operations	7.3	4.5
Adjustments to reconcile to Adjusted EBITDA:
Interest expense	0.8	0.4
Interest income	(0.2)	-
Income tax expense	3.6	3.5
Depreciation expense	1.4	1.6
Amortization of intangible assets	9.9	8.6
Stock-based compensation and related fees and taxes	0.7	1.0
Acquisition-related expenses	0.8	0.5
Restructuring charges	0.1	1.1
Executive departure charges	0.4	-
Adjusted EBITDA	24.8	21.2

Weighted average diluted shares outstanding (thousands)	66,694	64,122
Diluted earnings per share	0.11	0.07
Adjusted EBITDA per diluted share	0.37	0.33

The Descartes Systems Group Inc.
Condensed Consolidated Balance Sheets
(US dollars in thousands; US GAAP; Unaudited)

	July 31,	January 31,
	2014	2014
ASSETS
CURRENT ASSETS
Cash and cash equivalents	141,424	62,705
Accounts receivable
Trade	21,221	20,558
Other	4,394	8,445
Prepaid expenses and other	4,171	3,663
Inventory	952	1,350
Deferred income taxes	13,252	13,508
	185,414	110,229
CAPITAL ASSETS	8,715	8,792
DEFERRED INCOME TAXES	16,520	19,628
INTANGIBLE ASSETS	105,530	94,649
GOODWILL	139,522	111,179
	455,701	344,477
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	6,295	7,027
Accrued liabilities	15,881	16,757
Income taxes payable	2,080	2,671
Current portion of debt	-	8,618
Deferred revenue	12,826	9,217
	37,082	44,290
DEBT	-	31,787
INCOME TAX LIABILITY	4,473	4,418
DEFERRED INCOME TAXES	11,497	13,822
	53,052	94,317

SHAREHOLDERS’ EQUITY
Common shares – unlimited shares authorized; Shares issued and outstanding totaled 75,312,356 at July 31, 2014 (January 31, 2014 – 63,660,953)	247,136	97,779
Additional paid-in capital	450,107	451,394
Accumulated other comprehensive (loss)	(3,977)	(1,089)
Accumulated deficit	(290,617)	(297,924)
	402,649	250,160
	455,701	344,477

The Descartes Systems Group Inc.
Condensed Consolidated Statements of Operations
(US dollars in thousands, except per share and weighted average share amounts; US GAAP; Unaudited)

	Three Months Ended		Six Months Ended
	July 31,	July 31,	July 31,	July 31,
	2014	2013	2014	2013

REVENUES	42,680	38,195	83,516	72,226

COST OF REVENUES	13,820	12,951	27,069	23,507

GROSS MARGIN	28,860	25,244	56,447	48,719

EXPENSES
Sales and marketing	4,994	4,046	9,983	8,039
Research and development	7,109	6,607	13,828	12,361
General and administrative	5,181	5,152	9,891	9,719
Other charges	692	1,322	1,251	1,617
Amortization of intangible assets	5,304	4,602	9,936	8,608
	23,280	21,729	44,889	40,344
INCOME FROM OPERATIONS	5,580	3,515	11,558	8,375

INTEREST EXPENSE	(387)	(305)	(794)	(366)
INVESTMENT INCOME	119	11	153	19
INCOME BEFORE INCOME TAXES	5,312	3,221	10,917	8,028
INCOME TAX EXPENSE
Current	632	572	1,418	1,050
Deferred	1,067	909	2,192	2,431
	1,699	1,481	3,610	3,481
NET INCOME	3,613	1,740	7,307	4,547
EARNINGS PER SHARE
Basic	0.05	0.03	0.11	0.07
Diluted	0.05	0.03	0.11	0.07
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	67,559	62,711	65,645	62,690
Diluted	68,567	64,183	66,694	64,122

The Descartes Systems Group Inc.
Condensed Consolidated Statements of Cash Flows
(US dollars in thousands; US GAAP; Unaudited)

	Three Months Ended		Six Months Ended
	July 31,	July 31,	July 31,	July 31,
	2014	2013	2014	2013
OPERATING ACTIVITIES
Net income	3,613	1,740	7,307	4,547
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	726	801	1,559	1,562
Amortization of intangible assets	5,304	4,602	9,936	8,608
Stock-based compensation expense	369	526	651	951
Deferred income taxes	1,067	909	2,192	2,431
Changes in operating assets and liabilities:
Accounts receivable
Trade	3,307	1,482	1,369	2,369
Other	3,366	1,285	3,970	1,703
Prepaid expenses and other	107	610	(386)	(8)
Inventory	233	(99)	399	(437)
Accounts payable	218	(231)	(842)	(537)
Accrued liabilities	(1,003)	(1,315)	(1,680)	(387)
Income taxes payable	75	(227)	(535)	(319)
Deferred revenue	(1,385)	1,107	446	282
Cash provided by operating activities	15,997	11,190	24,386	20,765
INVESTING ACTIVITIES
Additions to capital assets	(743)	(490)	(1,263)	(1,020)
Acquisition of subsidiaries, net of cash acquired	(34,127)	(32,419)	(40,816)	(32,419)
Cash used in investing activities	(34,870)	(32,909)	(42,079)	(33,439)
FINANCING ACTIVITIES
Proceeds from borrowing on the debt facility	20,000	-	20,000	19,795
Payment of debt issuance costs	(386)	(198)	(386)	(692)
Repayments of debt	(61,109)	(1,829)	(63,305)	(1,843)
Issuance of common shares for cash, net of issuance costs	140,919	114	141,004	226
Settlement of stock options	(405)	-	(405)	(1,361)
Cash provided by (used in) provided by financing activities	99,019	(1,913)	96,908	16,125
Effect of foreign exchange rate changes on cash and cash equivalents	(1,073)	(4)	(496)	(171)
Increase (decrease) in cash and cash equivalents	79,073	(23,636)	78,719	3,280
Cash and cash equivalents, beginning of period	62,351	64,554	62,705	37,638
Cash and cash equivalents, end of period	141,424	40,918	141,424	40,918